Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-240157

FedEx Corporation 2020-1EETC Investor Presentation July 2020

Forward-Looking and SafeHarborStatements Certain statements in this presentation may be considered forward looking statements, such as statements relating to management’s views with respect to future events and financial performance and underlying assumptions. Forwardlooking statements include those preceded by, followed by or that include the words “will,” “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “plans,” “estimates,” “targets,” “projects,” “intends” or similar expressions. Such forward looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward looking statements. Potential risks and uncertainties include, but are not limited to, the negative impacts of the COVID 19 pandemic; economic conditions in the global markets in which we operate; anti trade measures and additional changes in international trade policies and relations; a significant data breach or other disruption to our technology infrastructure; our ability to successfully integrate the businesses and operations of FedEx Express and TNT Express in the expected time frame and at the expected cost and to achieve the expected benefits from the combined businesses; our ability to successfully implement our business strategy, effectively respond to changes in market dynamics and achieve the anticipated benefits and associated cost savings of such strategies and actions; FedEx’s ability to maintain its strong reputation and the value of the FedEx brand; changes in fuel prices or currency exchange rates; our ability to match capacity to shifting volume levels; the impact of intense competition; evolving or new U.S. domestic or international government regulation or regulatory actions, future guidance, regulations, interpretations or challenges to our tax position relating to the Tax Cuts and Jobs Act (TCJA), including our ability to defend our interpretations of the TCJA; our ability to effectively operate, integrate, leverage and grow acquired businesses; legal challenges or changes related to service providers engaged by FedEx Ground and the drivers providing services on their behalf; an increase in self insurance accruals and expenses; disruptions or modifications in service by, or changes in the business or financial soundness of, the U.S. Postal Service; the impact of any international conflicts or terrorist activities; our ability to quickly and effectively restore operations following adverse weather or a localized disaster or disturbance in a key geography; and other factors which can be found in FedEx Corp.’s and its subsidiaries’ press releases and FedEx Corp.’s filings with the Securities and Exchange Commission (SEC). Any forward looking statement speaks only as of the date on which it is made. We do not undertake or assume any obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise. The Investor Presentation highlights basic information about the issuer and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at 1-800-285-3000, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Morgan Stanley & Co. LLC toll-free at 1-800-718-1649.

Today’s Presenters Mike Lenz Executive Vice President and Chief Bert Nappier Executive Vice President-Treasurer, Tax and Corporate Development Financial Officer-Elect 3

Introduction Section 1

Transaction Overview • Federal Express Corporation (“FDX” or “FedEx”) intends to raise $970,000,000 through the offering of Class AA Pass Through Certificates, Series 2020-1 (the “Certificates” or “FDX 2020-1”) The Equipment Notes underlying the FDX 2020-1 Certificates will have the benefit of a security interest in 14 Boeing aircraft that were delivered new to FedEx between September 2015 and June 2020 • – – 6x Boeing 777F aircraft delivered between September 2015 and June 2020 13x Boeing 767-300F aircraft delivered between September 2015 and March 2020 • The Certificates offered in the transaction will include one tranche of amortizing debt Class AA senior tranche with a 13.5 year maturity and a 55.1% Initial / 55.1% Max Loan-to-Value ratio (“LTV”) (1) – • • Joint Structuring Agents and Lead Bookrunners: Citi, Deutsche Bank, Morgan Stanley Liquidity Facility Provider: BNP Paribas, acting through its New York branch 5 Notes: (1) Initial and Max LTV for the Certificates calculated as of August 13, 2020, which is assumed to be the closing date for the issuance of the Certificates (the “Closing Date”)

FedEx 2020-1 Transaction Summary Class AA Notes: (1) (2) (3) Initial and max LTV for the Certificates calculated as of the Closing Date Weighted Average life is calculated as of the Closing Date The Final Legal Distribution Date for the Certificates is 18 months after the Final Expected Distribution Date for the Certificates, which represents the period corresponding to the Liquidity Facility coverage on the Certificates of three successive semi-annual interest payments 6 Aggregate Face Amount $970,000,000 Expected Ratings (Moody’s / S&P) Aa3 / AA-Initial LTV / Max LTV (1) 55.1% / 55.1% Weighted Average Life (years) (2) 8.8 Regular Distribution Dates February 20 and August 20 Final Expected Distribution Date February 20, 2034 Final Legal Distribution Date(3) August 20, 2035 Section 1110 Protection Yes Liquidity Facility Coverage Three semi-annual interest payments

KeyStructuralElements One Class of Certificates Offered • The Certificates will benefit from a liquidity facility covering three consecutive semi-annual interest payments • FedEx retains option to issue additional subordinated classes of Series 2020-1 certificates at any time in the future Cross-Collateralization and Cross-Default of all Aircraft • The Equipment Notes will be cross-collateralized by all aircraft in the portfolio • All indentures will include cross-default provisions Waterfall (consistent with precedent EETC transactions) • Same waterfall both before and after an event of default • Payments to the Subordination Agent at the top of the waterfall include costs and expenses actually incurred as well as reasonably likely to be incurred during the next interest period, up to a maximum amount of $150,000 Buyout Rights • After a Certificate Buyout Event, any holders of any class of subordinated certificates (if issued) have the right to purchase all (but not less than all) of the then outstanding Class AA Certificates at par plus accrued and unpaid interest No buyout right during the 60-day Section 1110 Period, unless FedEx has abandoned any aircraft prior to the expiry of the 60-day period No buyout right if FedEx enters into Section 1110(a)(2) agreement and continues to perform under the EETC No Equipment Note buyout rights • • • Substitution • “Traditional Substitution Rights” – FedEx may replace an airframe financed in the transaction with a substitute airframe of the same type so long as: – No Indenture Event of Default has occurred and is continuing at the time of substitution; – The substitute airframe has a date of manufacture no earlier than one year prior to the date of manufacture of the airframe subject to the lien of such related Indenture on the issuance date of the Series AA Equipment Notes under such related Indenture; and – The substitute airframe has an appraised current market value, adjusted for its maintenance status, at least equal to the airframe being substituted by such substitute airframe (assuming that the airframe being substituted has been maintained in accordance with such related Indenture) 7

2020-1CollateralOverview Section 2

Aircraft Collateral Summary

Maintenance-Adjusted Base Values

FedEx will use the following 19 Aircraft as Collateral:

- FedEx obtained appraised values for the aircraft from AISI, Avitas, and mba. Aggregate LMM appraised value is approximately $1.8Bn(1)
- LMM(1) of the appraisals indicate a collateral cushion of 44.9% on the Certificates(2), which will increase over time as the Certificates amortizes

Aircraft No.	Aircraft Type	Narrow / Widebody	Registration Number	Serial Number	Engine Type	MTOW (lbs)	Delivery Date	Age (yrs.)	Base Value ($) AISI	Avitas	mba	LMM (1)
1	Boeing 767-300F	Widebody	N126FE	42718	CF6-80C2-BF6	408,000	Sep-15	4.9	65,940,000	54,100,110	59,630,000	59,630,000
2	Boeing 767-300F	Widebody	N130FE	42720	CF6-80C2-BF6	408,000	Feb-16	4.5	68,060,000	56,896,434	61,130,000	61,130,000
3	Boeing 767-300F	Widebody	N135FE	42722	CF6-80C2-BF6	408,000	Jun-16	4.2	70,270,000	60,551,959	62,390,000	62,390,000
4	Boeing 767-300F	Widebody	N138FE	42723	CF6-80C2-BF6	408,000	Jul-16	4.0	69,090,000	60,731,529	62,700,000	62,700,000
5	Boeing 767-300F	Widebody	N144FE	42726	CF6-80C2-BF6	408,000	Feb-17	3.5	70,910,000	56,930,433	64,920,000	64,253,478
6	Boeing 767-300F	Widebody	N151FE	43630	CF6-80C2-BF6	408,000	Oct-17	2.8	72,060,000	61,014,180	67,600,000	66,891,393
7	Boeing 767-300F	Widebody	N153FE	63095	CF6-80C2-BF6	408,000	Dec-17	2.7	72,040,000	61,014,180	68,270,000	67,108,060
8	Boeing 767-300F	Widebody	N155FE	43631	CF6-80C2-BF6	408,000	Feb-18	2.5	72,910,000	62,138,909	68,940,000	67,996,303
9	Boeing 767-300F	Widebody	N168FE	63100	CF6-80C2-BF6	408,000	Nov-18	1.8	73,700,000	66,608,262	72,130,000	70,812,754
10	Boeing 767-300F	Widebody	N172FE	63103	CF6-80C2-BF6	408,000	Jan-19	1.6	74,750,000	67,982,333	72,830,000	71,854,111
11	Boeing 767-300F	Widebody	N180FE	63111	CF6-80C2-BF6	408,000	Nov-19	0.8	75,980,000	72,861,182	76,610,000	75,150,394
12	Boeing 767-300F	Widebody	N183FE	63114	CF6-80C2-BF6	408,000	Feb-20	0.5	77,968,375	74,485,871	77,500,000	76,651,415
13	Boeing 767-300F	Widebody	N184FE	63115	CF6-80C2-BF6	408,000	Mar-20	0.4	78,479,068	74,485,871	77,650,000	76,871,646
14	Boeing 777F	Widebody	N869FD	40675	GE90-115B	766,000	Sep-15	4.9	138,410,000	127,198,753	128,070,000	128,070,000
15	Boeing 777F	Widebody	N897FD	42705	GE90-115B	766,000	Nov-17	2.7	138,940,000	139,437,146	145,340,000	139,437,146
16	Boeing 777F	Widebody	N877FD	40683	GE90-115B	766,000	Mar-18	2.4	144,800,000	141,684,262	148,200,000	144,800,000
17	Boeing 777F	Widebody	N891FD	41440	GE90-115B	766,000	Jun-18	2.2	146,380,000	143,849,991	150,410,000	146,380,000
18	Boeing 777F	Widebody	N876FD	40682	GE90-115B	766,000	Jun-19	1.1	153,310,000	153,125,581	159,460,000	153,310,000
19	Boeing 777F	Widebody	N845FD	66255	GE90-115B	766,000	Jun-20	0.2	161,682,547	163,992,739	169,300,000	163,992,739
TOTAL / WA								2.3	$1,825,679,990	$1,699,089,726	$1,793,080,000	$1,759,429,440

Notes:

(1) Lesser of the mean and median of the maintenance adjusted base values ("LMM") as provided by Aircraft Information Services, Inc. ("AISI") as of July 1, 2020, Avitas, Inc. ("Avitas") as of June 26, 2020 and mba Aviation ("mba") as of June 30, 2020

(2) Minimum collateral cushion is calculated as of February 15, 2021, the first Regular Distribution Date, using the Maximum LTV set forth under "Loan to Aircraft Value Ratios" in the summary of the Preliminary Prospectus Supplement

9

2020-1CollateralFleetBreakdown • FedEx has 398 aircraft in its current owned trunk fleet, including 86x Boeing 767F and 40x Boeing 777F aircraft(1) – 19 of these aircraft will serve as collateral for FDX 2020-1; High quality aircraft collateral consisting of freighter, widebody aircraft with strategic importance to FedEx Collateral Pool Aircraft Type, by appraised value(2) Aircraft Delivery, by year Weighted Average Age: 2.3 years(3) No. of Aircraft Average Age(4) FedEx Fleet FDX 2020-1 Pool 4.0 3.0 767F ~3 years 2.6 years 2.0 777F 50% 767-300F 50% 1.0 777F ~6 years 2.3 years 0.0 2015 2016 2017 2018 2019 2020 Boeing 767-300F Boeing 777F Notes: (1) (2) (3) (4) Aircraft counts are as of May 31, 2020; excludes ATR 42, ATR 72, and Cessna-208 aircraft; FedEx also leases three additional Boeing 777F aircraft Based on the LMM of the maintenance adjusted base values as provided by AISI, Avitas and mba Calculated as of the Closing Date. Average age weighted by LMM of the maintenance adjusted base values as provided by AISI, Avitas and mba Represents the simple average calculated as of the Closing Date 10

Boeing 767-300F AircraftCharacteristics medium-widebody freighter aircraft in the market(1) • The 767-300F’s intercontinental range and leading fuel efficiency positions the aircraft as the leading • 767-300F valuations have remained stable during COVID-19, resisting the headwinds that have significantly impacted the passenger variant The 767-300F has additional value over other freighters, in that it is more appropriately sized for e-commerce demand(1) Boeing has increased production of the aircraft in order to address military and freighter backlog(2) • • Aircraft Importance to FedEx • FedEx has 44 firm orders remaining to be delivered in 2020 to 2023 and the option to purchase 50 additional aircraft to be delivered through 2028(3) The 767-300F aircraft are core to FedEx’s fleet modernization strategy, which has improved fleet fuel efficiency and fleet reliability Represents a significant portion of FedEx’s overall fleet, ~21.6% of overall fleet, by count(3) Represents the youngest aircraft type in the fleet, with an average age of ~3 years • • • FedEx(6) 132 Cargo Aircraft Mgmt. 59 UPS 78 AerCap 28 Fleet Overview(7) Geographic Distribution Africa 4% Delta Airlines 56 GECAS 26 In service 282 Europe 13% Lat. Am & Carib 10% Europe 9% Asia-Pacific 11% Source: Cirium, as of June 25, 2020 United Airlines 38 Titan Aviation Leasing 21 Stored 5 N. America 53% Prime Air 35 Castlelake 10 On Order 51 Source: Cirium, as of June 25, 2020 Source: Cirium, as of June 25, 2020 Notes: (4) (5) (6) (7) Includes both 767-300F freighters and 767-300ER passenger variants Includes aircraft on order Source: FedEx, includes commitments to purchase Includes 767-300 Freighter aircraft only (1) (2) (3) Source: Boeing Source: Ascend by Cirium Market Commentary, published April 23, 2020 Source: FedEx 11 Total338 Total339 Total144 Boeing 767-300F Top Operators(4)(5) Top Lessors(4)(5)

Boeing 777F Aircraft Characteristics



Boeing 777F

Top Operators[3]		Top Lessors[3]	
FedEx[4]	58	DAE Capital	12
Qatar Airways	26	Titan Aviation Leasing	8
AeroLogic	15	Hong Kong Int'l Aviation Leasing	6
China Southern Airlines	14	FPG Amentum	4
Korean Air	12	BBAM	4
Total	125	Total	34

Source: Cirium, as of June 25, 2020

- The 777F is expected to be the dominant long-haul freighter into the 2020s, with no direct competitor[1]
- Demand for 777F has proven to be able to withstand challenging market backdrops due to its market leading efficiency and payload[1]
- Operators seeking the most efficient capacity have continued to drive demand; Currently, there is a backlog of nearly two years worth of production[1]
- The 777F is capable flying routes of up to 9,065km, even at maximum capacity – the longest range for a twin engine aircraft in the market

Aircraft Importance to FedEx

- FedEx has 14 firm orders to be delivered between 2020 and 2024 and the option to purchase 25 additional aircraft to be delivered through 2027[2]
- The 777F aircraft are core to FedEx's fleet modernization strategy, which has improved fleet fuel efficiency, fleet reliability, range, and payload vs the MD-11F
- Represents a significant portion of FedEx's overall fleet, ~10.1% of overall fleet by count[2]
- Represents the second youngest aircraft type in the fleet, with an average age of ~6 years

Fleet Overview[5]

In service	189
Stored	1
On Order	47
Total	237

Source: Cirium, as of June 25, 2020

Geographic Distribution


Africa
5%
Europe
16%
N. America
30%
Middle East
22%
Asia-Pacific
27%

Source: Cirium, as of June 25, 2020

Notes:
(1) Source: Ascend by Cirium Market Commentary, published April 23, 2020
(2) Source: FedEx
(3) Includes aircraft on order and leases
(4) Source: FedEx, includes leased and commitments to purchase
(5) Includes 777F Freighter aircraft only

12

FreighterMarket Overview(1) sectors of the global economy • Freighters have benefited from a robust e-commerce delivery economy since 2000, becoming a primary method of delivery for major – 767-300F and 777F are more secure freighter aircraft in terms of future outlook relative to comparable freighter aircraft due to the aircraft’s market leading efficiency and capacity Correlation observed between freighter growth and GDP growth since 2000 – • Freighter aircraft being actively utilized, even through COVID-19, and aircraft sitting on the ground are generally in flight testing or conversion – Factory freighter aircraft, such as FedEx’s 767-300F and 777F, are expected to prove more resilient in the coming years, as they are viewed as generally younger and more fuel efficient than comparable converted freighter aircraft(2) • A typical freighter’s expected useful life is 30+ years – Freighters typically have a 15-20 year lifespan after conversion • Lease rate projections over the next five years are favorable for both the 767-300F and 777F due to the following attributes: – Boeing 767-300F Supported by limited conversion feedstock and no other comparable sized freighters Most popular and widely used model in the sector Collateral is seen as a long term investment o o o – Boeing 777F Positive outlook on collateral, as it is more efficient and more in demand than the comparable 747 and MD-11F aircraft The efficiency of this aircraft draws a high quality operator base The aircraft benefits from strong demand in Asia o o o Notes: (1) Source: IBA Webinar, May 2020, with the exception of footnote 2 (2) Source: mba Appraisal Letter, July 2020 13

Company Overview Section 3

Unmatched Global Network Links More Than 99% of World’s GDP • Over 220 countries and territories, every address in the U.S. 679 aircraft and more than 180,000 motorized vehicles More than 5,000 operating facilities; more than 650 airports served worldwide Sorts and processes over 16M shipments per day Over 500,000 team members worldwide • • • • 15

Broad Portfolio of FY20 Revenues: $69.2 billion Team Members: More than 500,000 Services Bundle of Solutions 96.8% of U.S. revenue comes from customers of two or more operating companies (% of Revenue) Countries and Territories Served: More than 220 $35.5 Billion 51% FedEx Express (FXE) 1.4% Express $22.7 Billion 33% FXE+FXG 15.6% FXE+FXF 0.3% Ground All Opcos 80.7% $7.1 Billion 10% Freight FedEx Ground (FXG) 0.4% FedEx Freight (FXF) 1.4% FXG+FXF 0.2% $3.9 Billion* 6% Other & eliminations* FedEx Express, FedEx Ground, and FedEx Freight represent segment revenue. *Other and eliminations primarily includes revenue from FedEx Logistics and FedEx Office. Revenue from U.S. payors for the period Sept 2018–Oct 2019. Customer defined at the Country HQ level. FXG includes FedEx SmartPost service revenue. 16

COVID-19 Impact • The safety and well-being of FedEx team members and customers remains our first priority. Virtually all revenue and expense line items were affected by the pandemic during the fourth quarter. Operating costs increased by approximately $125 million during the • • fourth quarter to provide team members with critical protective equipment and support social distancing, provide essential services to our customers. personal while continuing to 17

FedEx Express:Long-Term Opportunity • Integration of TNT expected to provide growth opportunities and reduce operational costs • Improving hub automation • Modernizing air fleet for greater reliability and fuel efficiency • Continuing yield management • International revenue growth 18

Milestones for Integration nnetewtworokrikntegration an enhanced international 19 FY22 • •FIinael rpnhaatsioe noaf laairir interoperability FY21 •Integrating linehaul and pickup-and-delivery operations •Will begin offering portfolio of services End of FY20 •European Ground Interoperability-Flow volume between networks supported by technology •Linking import and transit clearance •Enabling cross-sort capabilities

FedEx Ground: Building A • BetterBusiness Superior service, innovation and speed advantage Three distinct services: • FedEx Ground®, FedEx Home FedEx SmartPost® Flexible business model Delivery®, • • Now operating seven days per week year-round in the U.S., with residential delivery on Sundays With seven day delivery, 28% of Ground volume is delivered up to two days earlier • than before 20

FedEx Freight:Competitive Advantages • The only nationwide LTL that offers Priority and Economy from one network • Priority: Fastest published times of any nationwide LTL* • Focused on improving margins with a better balance of volume, pricing and capacity • Expanding FedEx Freight Direct service for heavy and hard to handle items requiring delivery inside the home or business • Investing in safety improvements and efficiency * As of October 2019 21

CorporateSocialResponsibility Environmental Impact • • • 40% reduction in CO2 emissions intensity on a revenue basis from FY2009-FY2019 Reduced aircraft emissions intensity by 24% through FY2019 from a 2005 baseline Increased FedEx Express vehicle fuel efficiency by 41% through FY2019 from a 2005 baseline Diversity and Inclusion • • Women represent 23% of FedEx management employees globally Minorities comprise 37% of management employees in the United States Community Commitment • • Invested $219 million in 200 communities around the world from CY2016-CY2019 FedEx team members completed over 105,000 volunteer hours in over 500 local communities in FY2019 22 Source: sustainability.fedex.com

FedEx Express Aircraft Gross Max Fleet Statistics To Be Delivered !Retiredlin FY StructuralPayl oad Ma31 (Lb s Ai rcraft) 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 Trunk (Jet!Ai rcraft: Boeing 757-200 63,000 127,100 137,500 175,900 192,600 233,300 261,400 106,600 83,170 119 32 30 13 56 27 2 68 1Q 357 119 46 26 13 57 30 2 68 1Q 371 119 57 25 13 57 34 2 68 1Q 385 119 73 20 13 57 38 119 86 12 13 57 43 Boeing 767f1 2 18 (12) (8) 11 13 4 · Boeing MD10-10 Boeing MD10-30 Boeing MD11 (5) Boeing 777f3 7 2 5 2 2 • Boeing 747-400 Airbus A300-600 Airbus A310-300 Subtotal - Trunk Aircraft 68 1Q 398 68 -= 398 -= -= 11 -= 15 -= 5 -= 2 -= Feeder (Turbo ro) Ai rcraft: Cessna 208B Cessna 4084 ATR-72 ATR-72 600F5 ATR-42 Subtotal - Feeder Aircraft 2,830 6,000 17,970 17,600 12,070 239 239 239 237 235 9 12 12 12 5 21 21 21 21 21 4 -= 7 -= 16 6 -= 18 6 -= 18 6 -= 18 26 286 26 286 25 285 25 283 25 281 -= i i .6Aa ill ill 6i1 ill 2l ll .2.a .2.Q Ai rcraft Fl eet Total 2024 3 7 3 Schedul ed Lease Exi rations: 2021 2022 2023 2 2 2025 2 2026 Boeing MD116 Airbus A300-6006 Boeing 777F7 10 2 NOTE: Aircraft fleet delivery and retirement schedule is subject to cnange. Notes: (1) (4) (5) (6) (7) On June 25,2020,FedEx Express exec:uted a contract amendment rescheduling B767F aircraft deliveries. As ofMay31,2020,FedEx is committed to purchase 50 Cessna SkyCourier408s As of May 31,2020,FedEx is committed to purchase 30 ATR-72 GOOFs Leased aircraft disposition determined at expiration Leased aircraft will be returned at lease expiration Thetable above rEtlec:ts this change As of May 31,2020,FedEx is committed to purchase 46 B767Fs As of May 31,2020,FedEx is committed to purchase 15 B777Fs (2) (3) 23